Exhibit 1

MAJOR STOCKHOLDER OF CHINACAST EDUCATION CORPORATION

ISSUES OPEN LETTER TO STOCKHOLDERS

-Responds to Chan’s Open Letter to Stockholders, dated December 14, 2011

NEW YORK, Dec. 15, 2011 — Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today issued the following letter to all stockholders of the Company:

Dear Fellow Stockholders:

On behalf of myself and my affiliated funds, we write to respond to Mr. Chan’s December 14, 2011 open letter to stockholders. To begin with, I want to address the Mainland China management team. All of you are doing an excellent job operating and growing CAST on a day-to-day basis. As a Board member of CAST for the past two years, I have witnessed first-hand the outstanding work you do, and I have particularly enjoyed attending the past two educational conferences in Guilin and Wuhan. I am committed to working with our other Board members to keep our excellent operating management teams in place and helping them grow our Company. My own firm, ZS Fund L.P, prides itself on being associated with excellent operating management teams and helping them grow their companies. Our goal is to expand and continue to develop CAST’s existing universities to continue to develop them into “world class” educational institutions. We support your efforts wholeheartedly.

With regard to the actions of certain members of the current top management and the Board’s actions over the past year, we have different concerns, questions and comments. Many of these questions and concerns were addressed in my previous open letters to stockholders, especially my December 12, 2011 letter, which has resulted in stockholders representing a significant percentage of shares outstanding sending requests to the Company for a short four-week postponement of the Annual Stockholders Meeting, so that all stockholders have adequate time to consider the issues before them. In our view, Mr. Chan has ignored these issues and has failed to adequately explain why he will not allow CAST stockholders an opportunity to fully consider both slates of Board nominees. We strongly believe that the short postponement that many stockholders seek would have no significant adverse effect on the Company.

With respect to more of Mr. Chan’s continued wholly unsubstantiated litany of personal attacks against my character, I have complete confidence that our stockholders will fairly judge me based on facts, not meritless charges, and my unblemished 42-year business career. On issues of substance that are important to you, I will respond.

The most important revelation in the updated letter is Mr. Chan’s statement that “On August 1, 2011, the Board received an unsolicited buyout offer in writing for 100% of the company in an all cash deal at a premium of over 46% to the then current market price of our common stock.” Doing the math is easy, and it is unclear why Mr. Chan was not more forthcoming; the price when calculated per the above description is $7 per share. While Mr. Chan gives you the price, why does he not reveal other terms that are important to CAST stockholders? Did management have involvement in soliciting the so-called “unsolicited” offer, and what would management’s equity position be in the Company post-closing? Why selectively disclose portions of the “offer” including the price but not tell stockholders of other important terms?

Since the Company has approximately 49 million shares outstanding, a $7 price per share translates to a total market value for CAST of approximately $346 million. Focusing only on what Mr. Chan did tell you, I am attaching a simple chart showing what a $7 per share price translates to based on certain objective parameters.

A $7.00 SHARE PRICE FOR CAST IMPLIES AN $85 MILLION DEPRECIATION IN VALUE FOR THE UNIVERSITIES AND ZERO VALUE FOR ELG BASED ON THE HISTORIC UNIVERSITY ACQUISITION PRICES AND RECENT UNIVERSITY GROWTH

CAST Valuation at a $7.00 Share Price
Equity Value at $7.00 Share Price(1)	$346,531
Less: Assumed CAST Net Cash (6/30/12)(2)	(157,189)

Enterprise Value at a $7.00 Share Price	$189,342
Implied Multiple of 2011E CAST EBITDA ($52,000)(3)	3.6x

University Valuation
Total Consideration Paid for TUG Universities(4)	$220,000
Times: Estimated Growth Rate Since Acquisition Date(5)	25%

Current Estimated Value of TUG Universities based on Historic Acquisition Price and Assumed Growth	$275,000
Implied Value of TUG Universities (CAST Enterprise Value) based on a $7.00 Share Price	189,342

IMPLIED DEPRECIATION IN VALUE FOR TUG UNIVERSITIES FROM HISTORIC ACQUISITION PRICE WITH ASSUMED GROWTH	($85,658)

Implied ELG Valuation
ELG 2011E EBITDA(6)	$16,000

IMPLIED VALUE OF ELG BASED ON $7.00 SHARE PRICE	YOU GET IT FOR FREE

Note: USD in thousands

(1)	Based on fully-diluted shares outstanding as of the 9/30/2011 CAST 10Q (49.5 million shares) times a $7.00 assumed share price.
(2)	Based on 9/30/2011 10Q balance sheet plus $28 million of estimated cash generated from earnings through June 30, 2012, the assumed closing date of any transaction. Cash generated from earnings based on 2011 Non-GAAP Net Income guidance pro-rated for 4Q 2011 and assuming 15% growth (based on the December 9, 2011 CAST press release, which detailed 9% student growth and 5% tuition growth for the TUG 2011/12 academic year for the first 6 months of 2012).
(3)	Based on CAST’s 2011 EBITDA guidance.
(4)	Aggregate amount paid for TUG universities assumes in RMB: (i) FTBC - 480,000 for 80% and 135,000 for remaining 20%; (ii) 365,000 for LJC; and (iii) 450,000 for HIUBC with a 6.5 RMB to USD exchange rate. Data per the 2010 CAST 10K.
(5)	Estimate based on 2011/2012 TUG growth guidance (from the 12/9/2011 CAST press release) and audits for each university filed at the time of acquisition.
(6)	EBITDA for the first 9 months of 2011 per the latest 10Q annualized for the full year 2011.

Assuming that it will take until June 30, 2012 to close any transaction, we first show that a $346 million acquisition price for the stock reduces down to approximately $189 million when CAST’s net cash balances (net of all debt) are subtracted out.

We then show in the next few lines an estimate of the aggregate value of the three universities that CAST has purchased during the past three years. As shown in the chart, CAST paid approximately $220 million in total to acquire these three universities since 2008. Since their acquisition, the aggregate operating income has risen per CAST’s financial filings by approximately 25% (not to mention the appreciation in the value of the real estate at these locations). If we just assume the same multiple we paid for the universities on their increased earnings and no real estate appreciation, we believe that our universities should be worth approximately $275 million.

Therefore, at $7 per share, in our view CAST would be selling our universities for a discount of at least $85.6 million from a conservative estimate of their current value. In addition, CAST operates an ELG group business, which earned an estimated $18 million over the past 12 months. The ELG business at $7 per share is apparently being valued at $0!!

Based on these calculations, there is little question in my opinion that a $7 per share offer is not one that is fair to shareholders. What would be a fair number is one that I am content be left to an auction process designed by a truly independent Special Committee consisting of the best qualified independent directors and the best advisors. Given my 26 years of experience in the private equity and M&A business, I believe that an offer such as the $7 per share offer discussed by Mr. Chan in his letter to stockholders would leave a large amount of equity that could be awarded to management for free.

Finally, Mr. Chan threatens to stockholders that if they vote in favor of my proposed slate of directors, he and other members of management will abandon the Company and its stockholders and resign. To do so for this reason, in my opinion, would be a breach of fiduciary duty that Mr. Chan and others owe to us all. While I question whether Mr. Chan would make good on his threat that might intimidate some stockholders to vote for management’s slate, I feel that I must take account of it as part of my responsibility to you. Since it has never been my desire to take control of CAST’s Board but only ensure for all stockholders that a fair and equitable auction process be conducted and supervised by a truly independent Board, I am revising my proxy statement and 13D to run a slate of just three directors (two of whom, Daniel Tseung and myself, are already on the Board), plus Derek Feng, who, notwithstanding the unwarranted claims in the updated letter, is a highly experienced and regarded education professional with qualifications that I will leave for you to judge for yourself. By reducing our slate to three directors, CAST management will win at least three director positions from their slate, at a minimum. This will ensure a Board that is not controlled by the slate of directors that I propose. This should allay any reasonable concern of Mr. Chan’s and will allow us to move forward in the positive direction that you deserve.

Sincerely,

/s/ Ned Sherwood

Ned Sherwood

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON DECEMBER 13, 2011, THE DEFINITIVE PROXY STATEMENT WHEN AVAILABLE, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE PRELIMINARY PROXY, THE DEFINITIVE PROXY STATEMENT, WHEN IT IS AVAILABLE, AND OTHER RELEVANT DOCUMENTS, AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES WILL BE DEEMED PARTICIPANTS IN THE PROXY SOLICITATION. THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT FILED WITH THE SEC ON DECEMBER 13, 2011.

Innisfree M&A Incorporated

Scott Winter, 212-750-5833

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